EXHIBIT (a)(1)(ii)
[Entercom Letterhead]
April 13, 2009
Dear Entercom Option Holder:
     I am pleased to provide you with the attached material relating to Entercom’s 2009 Option Exchange Program. This Program will provide employees and non-employee directors with a one-time opportunity to voluntarily exchange certain significantly “underwater” stock options for a lesser number of restricted stock units of the Company.
     The Option Exchange Program is subject to shareholder approval of an amendment to the Entercom Equity Compensation Plan at the May 12, 2009 annual meeting of shareholders as well as the terms and conditions of the attached Offer to Exchange and Election to Exchange Form. These documents contain detailed information about the Program as well as a summary of questions and answers. Please read the attached summary of relevant procedures as well as the offer materials carefully because they contain important information about how you may participate in the Option Exchange Program and the terms of the restricted stock units that you will be eligible to receive if you elect to participate.
     The Option Exchange Program is voluntary. We make no recommendation as to whether you should elect to exchange your eligible options. Each option holder must make his or her own decision. If you have any questions about the program, please call Andrew P. Sutor, IV, Corporate Counsel and Assistant Secretary at (610) 660-5655 or send an email to “option-exchange” followed by the extension “@entercom.com”.

Very Truly Yours, John C. Donlevie Executive Vice President & General Counsel

OFFER TO EXCHANGE ELIGIBLE OPTIONS FOR RESTRICTED STOCK UNITS
PROCEDURES
All Holders of Eligible Options
•	Read through attached documents so you may make a decision on whether or not you will tender your options.
Persons NOT Tendering Any Options for Restricted Stock Units
•	You do not need to do anything. No action is required.
Persons Choosing to Tender Options for Restricted Stock Units
     1. After considering all the enclosed documents, indicate on the Election to Exchange Form your election to tender.
     2. Sign and date the Election to Exchange Form.
     3. Submit the Election Form to us by way of one of the following methods:
•	Fax the completed and signed Election Form to (610) 660-5662, attention Andrew P. Sutor, IV, Corporate Counsel and Assistant Secretary;

•	Mail the completed and signed Election Form (via certified mail, return receipt requested) to Entercom Communications Corp., 401 City Ave., Suite 809, Bala Cynwyd, PA 19004, Attn: Andrew P. Sutor, IV, Corporate Counsel and Assistant Secretary; or

•	Email a scanned version of the completed and signed Election Form in PDF format to “option-exchange” followed by the extension “@entercom.com”.
     4. All Forms must be RECEIVED by us before 5:00 P.M., Eastern Time, May 14, 2009, unless the offer is extended.
     5. Any changes you would like to make to your Election to Exchange Form must be received by us prior to the established deadline.
     6. Any questions you have regarding the right to tender can be directed to Andrew P. Sutor, IV at (610) 660-5655 or send an email to “option-exchange” followed by the extension “@entercom.com”.